OPERATING AGREEMENT

by and among

Shippingport Brewing Co., LLC

and

THE MEMBERS NAMED HEREIN

dated as of

January 17, 2020

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION OR REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT

This Operating Agreement (this "**Agreement**") of Shippingport Brewing Co., LLC, a Kentucky limited liability company (the "**Company**"), is entered into as of January 17, 2020 (the "**Effective Date**") by and among the Company, each Person identified as a Member on Schedule I attached hereto (the "**Members Schedule**") who has executed this Agreement or a counterpart thereof and each other Person who, after the date hereof, becomes a Member of the Company in accordance with the terms of this Agreement by executing and delivering a joinder agreement hereto to the Company in a form satisfactory to the Company (collectively, the "**Members**"), pursuant to the Kentucky Limited Liability Company Act (the "**Act**"). Unless otherwise noted, capitalized terms used in this Agreement have the meanings ascribed herein and as set forth in ARTICLE X.

ARTICLE I
Organizational Matters

Section I.1 Name. The name of the Company is Shippingport Brewing Co., LLC.

Section I.2 Principal Office. The principal office of the Company is located at
1221 West Main Street, Louisville, Kentucky 40203, or such other location as may from time to time be determined by the Manager. The Manager shall give notice of any such change to each of the Members.

Section I.3 Office and Agent for Service of Process. The office and agent for service of process on the Company in the Commonwealth of Kentucky shall be those named in the Articles of Organization or such other Persons or offices as the Manager may designate in the manner provided by the Act and Applicable Law.

Section I.4 Purpose; Powers; Operating Agreement.

(a) The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act and to engage in any activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is organized, including those granted by the Act.

(b) This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties,

obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act, this Agreement shall, to the extent permitted by the Act, control.

Section I.5 Term. The term of the Company commenced on the date the articles of organization of the Company (the "**Articles of Organization**") were filed with the Secretary of State of Kentucky and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by law.

Section I.6 Title to Company Assets. Title to, and all right and interest in, the Company's assets, including real and personal property, shall be acquired in the name of and held by the Company.

ARTICLE II
Members

Section II.1 Members. The names, business, residence, or mailing address of the Members, and the Capital Contributions, Membership Interests, and Units of the Members are set out in the Members Schedule. The Manager (or its designee) shall update the Members Schedule on the issuance or transfer of any Units of Membership Interests to any new or existing Member or Assignee in accordance with this Agreement. In the event Units are transferred, but the transferee is not admitted as a Substitute Member, such transferee's status as an Assignee shall be noted on the Members Schedule.

Section II.2 Capital Contributions; Capital Accounts; Withdrawals; Membership Interests.

(a) Contributions. The Members have contributed to the Company the amounts, in the form of cash, property, services, promissory notes, or other obligations (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. Persons may be admitted to the Company as Members and Units of Membership Interest may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Manager at the time of admission. The terms of admission or issuance must specify the Units of Membership Interest applicable thereto and may provide for the creation of different classes or groups of Members and/or Units having different rights, powers, and duties.

(b) Maintenance of Capital Accounts. Separate Capital Accounts shall be maintained by the Company for each Member in accordance with the Code and Regulations. The provisions of this Article and the other Articles of this Agreement which relate to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of the Capital Contributions that a Member or Assignee is obligated to make hereunder.

(c) Additional Capital Contributions. If funds in addition to the initial Capital Contributions and any loans are, in the reasonable judgment of the Manager, required to meet the reasonable needs of the business, the Members may make additional Capital Contributions in accordance with the terms and conditions as are determined by the Manager. If the Manager determines to request additional Capital Contributions, the Members shall each be given the opportunity to contribute additional capital to the Company in an amount equal to the amount of the needed capital in proportion to their respective Membership Interests. Notwithstanding anything in this Section 2.02(c) to the contrary, no Member shall be required to make any additional Capital Contribution, and the only recourse of the Company in the event that any such Member does not make a Capital Contribution is the dilution of the ownership interest of such non-contributing Member as determined in good faith by the Manager.

(d)   Loans From Members. In the event the Manager determines that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Manager. Any loans made pursuant to this Section 2.02(d) shall be payable upon such commercially reasonable terms as the Manager shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

(e)   Membership Interest – Units. The Company's Membership Interests shall be represented by "**Units**". The Company shall initially have three classes of Units. The initial classes of Units shall be Class A Units, Class B Units, and Participating Class B Units and each such class shall have   the rights, preferences, restrictions, and obligations set forth below and elsewhere herein.

(i)   Class A Units. The number of Class A Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. As set forth herein, each issued and outstanding Class A Unit shall have one vote on every matter subject to a vote by the Members.

(ii)   Class B Units. The number of Class B Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Class B Units shall not be entitled to vote on any matters unless otherwise specified in this Agreement.

(iii)   Participating Class B Units. The number of Participating Class B Units that are issued and outstanding at any time shall be set forth on the Members Schedule, as it may be amended time to time. The Participating Class B Units shall not be entitled to vote on any matters unless otherwise specified in this Agreement.

(f)   Priority in Return of Capital or Allocations. Except as provided otherwise in this Agreement, no Units shall have priority over any other Units, either as to the return of Capital Contributions or as to the allocation of Net Profits, Net Losses, or Distributions.

(g)   Section 754 Election. If a Distribution of Company Property as described in Section 734 of the Code or a transfer of Membership Interest as described in Section 743 of the Code occurs, then on the written request of any Member the Company shall elect pursuant to Section 754 of the Code to adjust the basis of Company Properties.

Section II.3   Admission of Additional Members.

(a)   Rights of Assignees. An Assignee of Units, of any class, has no right to participate in the management of the business and affairs of the Company or to become a participant in the management of the business and affairs of the Company or to become a Member. An Assignee is only entitled to the Economic Interest associated with the class of Units held by such Assignee, unless and until such Assignee is admitted as a Substitute Member.

(b)   Admission of Substitute Members. An Assignee of Units shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Units only with the approval of, and on the terms and conditions prescribed by, the Manager (upon such admission a "**Substitute Member**"). The Manager may grant or withhold the approval of such admission for any reason in its sole and absolute discretion. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Units. The admission of a Substitute Member shall not release the Member originally assigning the Units from any liability to the Company that may have existed prior to the admission.

(c)   Admission of Additional Members. With the consent of and on terms and conditions as are determined by the Manager, the Company may permit the admission of Additional Members, through the issuance of additional Units of Membership Interest, which may be of a different class, if determined by the Manager. Admission of any Additional Member may result in a dilution of the Membership Interests of the then Members.

Section II.4   Dissociation. No Member shall have the ability to dissociate or withdraw as a Member pursuant to the Act, or otherwise, prior to the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Member prior to the dissolution or winding up of the Company shall be null and void, unless otherwise approved by the Manager. As soon as any Member ceases to hold any Membership Interest, such Person shall no longer be a Member.

Section II.5   Certification. The Manager may, but shall not be required to, issue certificates to each Member evidencing the Units held by such Member. If the Manager shall issue certificates representing Units, then such certificates shall bear customary restrictive legends referencing this Agreement and the restrictions on transfer set forth herein, as well as any other legends required by Applicable Law.

Section II.6   Meetings.

(a)   Meetings of the Members may be called by (i) the Manager or (ii) a Member or group of Members holding more than twenty-five percent (25%) of the Class A Units.

(b)   Written notice stating the place, date, and time of the meeting, the means of electronic communication or transmission, if any, and describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than sixty (60) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Members may hold meetings at the Company's principal office or at such other place, within or outside the Commonwealth of Kentucky, as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by or to the Company if the Company (1) implements reasonable measures to provide Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (2) maintains a record of votes or other action taken by the Members. Participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member entitled to vote may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding not less than a Majority of the Class A Units. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Sections 2.07, 3.07, 11.08, and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units of Membership Interest, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Units entitled to vote on such matter.

Section II.7   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by the Members may be taken without a meeting, without prior notice and without a vote if a written consent is signed and delivered (including by Electronic Transmission) to the Company within sixty (60) days of the record date for that action by a Member or the Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting. A record shall be maintained by the Manager of each such action taken by written consent of a Member or the Members.

Section II.8   Call Rights – Class B Units. Once the Company has returned to the Class B Members, by way of distribution, the Class B Members' initial Capital Contributions plus an additional twenty percent (20%) of the Class B Members' initial Capital Contribution, the Company shall have the option to repurchase from any Class B Member, all, or a portion, of the Class B Units (the "**Class B Call Right**") held by such Member (the "**Selling Member**"). To exercise its Class B Call Right, the Company shall deliver written notice to the Selling Member of the Company's intent to exercise its Class B Call Right. The price paid by the Company for the Class B Units being repurchased from the Selling Member (the "**Call Price**") shall be the fair market value of the Selling Member's Class B Units. The fair market value of the Units subject to the Call Right (the "**Subject Units**") shall be determined by the Selling Member(s) and the Manager in good faith. Should the parties be unable to mutually agree upon such fair value after thirty (30) days of good faith negotiation, the fair market value shall be determined by an independent appraiser mutually agreed upon by the parties. In the event that the Company and the relevant Class B Member(s) cannot agree upon an appraiser within ten (10) days (the "**Mutual Selection Period**"), the Class B Member shall select an appraiser to complete an initial appraisal ("**Initial Appraisal**"), and the Company shall select an appraiser to perform an additional appraisal ("**Additional Appraisal**"). If the higher of the Initial Appraisal and the Additional Appraisal is within ten percent (10%) of the other, the difference shall be divided by two, added to the lower appraisal and the result shall determine the Call Price. In the event that the Initial Appraisal and the Additional Appraisal are more than ten percent (10%) apart, the two (2) appraisers shall mutually select an additional appraiser to perform a third appraisal ("**Third Appraisal**"), and the appraisal amount in the middle shall be used to determine the Call Price, which result shall be binding. Each party shall have ten (10) days following expiration of the Mutual Selection Period to select its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. If the parties cannot agree to an appraiser during the Mutual Selection Period, the applicable Class B Member(s) must bear the cost of the Initial Appraisal, the Company shall bear the cost of the Additional Appraisal, and the cost of the Third Appraisal shall be divided evenly among the parties. If the parties do mutually agree to a single appraiser, the cost of such appraiser shall be borne by the Company. For avoidance of doubt, this Section 2.08 and the term "**Class B Members**" as used herein, does not include Members holding Participating Class B Units (such Members shall be referred to as the "**Participating Class B Members**").

ARTICLE III
Management

Section III.1 <u>Management of the Company</u>. The Company shall be managed by a manager (the "**Manager**"). Except as expressly provided otherwise in this Agreement, the Manager shall have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under Applicable Law, the Manager, at times acting through the Officers of the Company, shall: (i) manage the affairs and business of the Company; (ii) exercise the authority and powers granted to the Company; and (iii) otherwise act in all other matters on behalf of the Company. No Member may take or effect any action on behalf of the Company or otherwise bind the Company in the absence of a formal delegation of authority by the Manager to such Member. Except as expressly provided otherwise in this Agreement, the Manager, at times acting through the Company's Officers, shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Agreement.

Section III.2 <u>Tenure and Qualification</u>. As of the Effective Date, the Manager shall be Amelia M. Pillow. The Manager shall hold office until a successor(s) shall have been elected and qualified in accordance with Section 3.03 below. A Manager need not be a resident of the Commonwealth of Kentucky, or of the United States. The number of Managers shall not be increased or decreased from one (1) without the vote of a Majority of the Class A Units.

Section III.3 <u>Election/Removal/Resignation</u>. The Manager may only be removed from his, her, or its position upon the vote of at least seventy-five percent (75%) of the Class A Units. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Upon the removal or resignation of the Manager, any vacancy shall be filled by a vote of a Majority of the Class A Units. Any vacancy occurring created by an increase in the number of Managers, shall be filled by a vote of the existing Manager(s), and if no Managers remain, by a vote of the Majority of the Class A Units, unless otherwise agreed to by the Majority of the Class A Units. The removal or the resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member.

Section III.4 <u>Manager Compensation</u>. A Manager shall be entitled to compensation for service as Manager, and may be paid for other roles with the Company (such as an Officer role) or services provided for the Company, with the approval of at least a Majority of the Class A Units.

Section III.5 <u>Duty of Manager</u>. Each Manager shall perform his, her, or its duties as a Manager in good faith, in a manner he, she, or it reasonably believes to be in or not opposed to the best interest of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances. The fiduciary duties a Manager owes to the Company and the other Members shall be those of a director of a Kentucky corporation to the corporation and its shareholders.

(a)   Notwithstanding the foregoing, the following categories of activities, as long as not manifestly unreasonable, will not be found to violate the duty of loyalty: investing in, assisting, or collaborating with the operations of another distillery, winery, brewery, brewpub, or restaurant, but only with the consent of a Majority of the Class A Units.

(b)   Regardless of the activity, after full disclosure to all Members of all material facts, a Majority of the Class A Units may ratify an activity that otherwise might violate the duty of loyalty.

Section III.6   <u>Certain Powers of the Manager</u>. Subject to Section 3.07 below, the Manager shall have the right, power, and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Manager to be necessary or appropriate to effectuate the business, purposes, and objectives of the Company. Without limiting the generality of the foregoing or of Section 3.01 above, but subject to Section 3.07, the Manager shall have the power and authority to:

(a)   Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to allocations and Distributions;

(b)   Change the object and purpose of the Company;

(c)   Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative, or other regulatory agency, body, or commission or otherwise;

(d)   Execute all documents or instruments, perform all duties and powers and do all things for and on behalf of the Company in all matters necessary, desirable, convenient, or incidental to the purpose of the Company, including, without limitation, all documents, agreements, and instruments related to the making of investments of Company funds;

(e)   Issue, sell, grant, or transfer any Units of Membership Interest or Equity Securities authorized under this Agreement, from time to time, for such consideration (or to employees or contractors of the Company, no consideration) as determined by the Manager in its sole discretion;

(f)   Open bank accounts and incur indebtedness in any amount deemed advisable by the Manager, whether secured or not, on the Company's behalf;

(g)   Set the employment and compensation of officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of officers and other key management personnel; and

(h)   To sign on behalf of Company for any documents related to alcohol licensing permits, specifically, but not limited to, the Kentucky Alcohol Beverage Control and the United States' Alcohol and Tobacco Tax & Trade Bureau.

The expression of any power or authority of the Manager in this Agreement shall not in any way limit or exclude any other power or authority of the Manager that is not specifically or expressly set forth in this Agreement.

Section III.7   Actions Requiring Approval of Members. Notwithstanding Section 3.01 above, without the written approval of a not less than sixty percent (60%) of the Units, the Company shall not, and shall not enter into any commitment to:

(a)   amend, modify, or waive any provisions of the Articles of Organization or any material provision of this Agreement;

(b)   merge, consolidate, sell off all or substantially all of the Company's assets, or any other event or transaction that would result in a Change in Control of the Company (other than a transaction undertaken for primarily equity raising purposes). For the purposes of this Agreement, "**Change of Control**" means (i) the sale of all or substantially all of the assets of the Company to an independent third party, (ii) a sale resulting in more than fifty percent (50%) of the Membership Interests of the Company being held by an independent third party, or (iii) a merger, consolidation, recapitalization, or reorganization of the Company with or into an independent third party that results in the inability of the Members to designate or elect the Manager (or Majority of the board of managers or directors or its equivalent) of the resulting entity or its parent; and/or

(c)   dissolve or liquidate the Company.

Section III.8   Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member or Manager of the Company. Any individual may hold two (2) or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

ARTICLE IV
Allocations

Section IV.1   Allocation of Profits and Losses.

(a)   Allocation of Profits. After giving effect to the special allocations set forth in Section 4.01(c), Net Profits for any fiscal year shall be allocated among the Members as follows:

(i)   First, to the Members in the same percentages as any prior Net Losses have been allocated to the Members until the aggregate Net Profits so allocated to the Members equal the aggregate prior Net Losses so allocated to the Members;

(ii)   Second, to the Members pro rata in accordance with each Member's Membership Interest.

(b)   Allocations of Losses. After giving effect to the special allocations set forth in Section 4.01(c), Losses for any fiscal year shall be allocated to the Members in accordance with each such Member's Membership Interest in the Company.

(c)   Notwithstanding any other provision in this Article IV or any other Article in this Agreement to the contrary, in order to comply with the rules set forth in the Regulations for (i) allocations of income, gain, loss, and deductions attributable to nonrecourse liabilities and (ii) partnership allocations where partners are not liable to restore deficit capital accounts, the following rules shall apply:

(i)   "Partner nonrecourse deductions" as described and defined in Section 1.704-2(i)(1) and (2) of the Regulations attributable to a particular "partner nonrecourse liability" (as defined in Section 1.704-2(b)(4); *e.g.*, a Company liability which one or more Members have guaranteed) shall be allocated among the Members in the ratio in which the Members bear the economic risk of loss with respect to such liability;

(ii)   Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the minimum gain chargeback rules for nonrecourse liabilities set forth in Sections 1.704-2(f) and 1.704-2(i)(4) of the Regulations; and

(iii)   Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the qualified income offset provisions set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations, relating to unexpected deficit capital account balances (after taking into account (A) all capital account adjustments prescribed in Section 1.704-1(b)(2)(ii)(d) of the Regulations and (B) each Member's share, if any, of the Company's partnership minimum gain and partner nonrecourse minimum gain as provided in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations).

ARTICLE V
Distributions

Section V.1   Distributions.

(a)   Discretionary. The Company may in the sole and absolute discretion of the Manager make Distributions of some or all of the Distributable Cash (as defined below) to the Members from time to time. Any discretionary Distribution of Distributable Cash, other than in connection with liquidation, shall be made to the Interest Holders in the following manner:

(i)   First, the holders of the Class B Units shall receive one hundred percent (100%) of the Distributions (other than certain minimum Tax Distributions) pro rata based upon holdings of the Class B Units until the holders have received Distributions (other than Tax Distributions) under this Section 5.01(a)(i) in an amount equal to one hundred twenty percent (120%) of such holders of Class B Units initial Capital Contributions; and

(ii)   Second, to the Interest Holders pro rata in accordance with each of the Interest Holder's Membership Interest in Company.

(b)   Distributions in Connection with Liquidation. Distributions in connection with liquidation shall be made to the Interest Holders in the following manner:

(i)   First, to the Class B Units pro rata based upon holdings of the Class B Units until the holders have received Distributions (other than Tax Distributions) under this Section 5.01(b)(i) and Section 5.01(a)(i) in an amount equal to one hundred twenty percent (120%) of such holders of Class B Units initial Capital Contributions; and

(ii)   Second, to the Interest Holders pro rata in accordance with each of the Interest Holder's Membership Interest in the Company.

(b)   The Company may, in the Manager's sole and absolute discretion, make Distributions to the Members in any amount sufficient to satisfy the Members' tax obligations with respect to Company's net income (a "**Tax Distribution**"). For purposes of this Section 5.01(b), a tax rate of 40% shall be assumed for each Member. These Tax Distributions, if any, shall be made in priority to any Distributions made pursuant to Section 5.01(a) of this Agreement. No Tax Distributions shall be made to the Members in connection with any Sale Event or in connection with liquidation.

(c)　　Distributable Cash and other Limitations: "**Distributable Cash**" shall mean all cash, revenues, and funds received by the Company from Company operations or any other source (other than proceeds from (i) the sale of Units in the Company; or (ii) the sale, exchange, or other disposition of all or substantially all of the non-cash assets of the Company, less the sum of the following to the extent paid and not set aside by the Company: (A) all principal and interest payments of the Company and all other sums paid to lenders, (B) all cash expenditures incurred in the normal operations of the Company's business, (C) such reserves and the Manager deems reasonably necessary for the proper operation of the Company's business. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if, after giving effect to such Distribution, either (q) the Company would be insolvent, as defined in the Act, (x) the net assets of the Company would be less than zero, (y) such Distribution would cause a breach for any agreement with one or more of the Company's creditors, or (z) such Distribution would violate the Act or other Applicable Law.

(d)　　No Member shall be liable to the Company for the amount of a Distribution received provided that, at the time of the Distribution, such Member did not know that the Distribution was in violation of Section 5.01(c). A Member which receives a Distribution in violation of Section 5.01(c), and knew at the time of the Distribution that the Distribution violated such condition, shall be liable to the Company for the amount of the Distribution.

ARTICLE VI
Transfers, Dispositions, and Restrictions

Section VI.1　　General Restrictions on Transfer.

(a)　　Except as permitted pursuant to Section 6.03, no Member shall transfer all or any portion of its, his, or her Units, except with the written consent of Members holding a Majority of the Units not subject to the proposed transfer, and provided such transfer complies with the provisions of this Article VI. Even upon an approved transfer, the recipient of the transferred Units shall not become a Member until admitted as a Substitute Member in accordance with Section 2.03(b) hereof. Until such time, the transferee shall constitute an Assignee only.

(b)　　Notwithstanding any other provision of this Agreement (including Section 6.03), each Member agrees that he/she/it will not transfer all or any portion of such Member's Units, and the Company agrees that it shall not issue any Units of Membership Interest:

(i)　　except as permitted under the Securities Act and other applicable federal or state securities or Blue Sky Laws, and then, with respect to a transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such transfer may be effected without registration under the Securities Act;

(ii)　　if such transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii);

(iii)　　if such transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

(iv)　　if such Transfer or issuance would cause the Company to lose its status as a partnership for income tax purposes;

(v)   if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi)   if such transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended;

(vii)   if such transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company; or

(viii)   if the transferee will hold ten percent (10%) or more interest in the Company, the transferee: (i) must be approved by the United States Department of the Treasury Tax & Trade Bureau, (ii) must be approved by the Kentucky Alcohol Beverage Control, and (iii) transferee may only hold ownership in any alcoholic beverage license as allowed by Kentucky law.

(c)   Any transfer or attempted transfer of any Units in violation of this Agreement shall be null and void, no such transfer shall be recorded on the Company's books and the purported transferee in any such transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

Section VI.2   <u>Right of First Refusal</u>. The Company and its Members are hereby granted a right of first refusal (the "**First Refusal Right**") exercisable in connection with any proposed transfer of Membership Interest, except for any transfer as provided for in Sections 6.03, 6.04, 6.05, or 6.06.

(a)   <u>Notice of Intended Disposition</u>. In the event a Member desires to accept a bona fide third-party offer for the transfer of any or all of the Member's Membership Interest (the Membership Interest subject to such offer to be hereinafter called the "**Target Membership Interest**"), the Member shall promptly (i) deliver to the Manager and the other Members written notice (the "**Transfer Notice**") of the terms and conditions of the offer, including the portion of the Member's Membership Interest subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of the Manager or any Member, information verifying the financial ability of the third-party offeror to purchase the Target Membership Interest, and (ii) provide satisfactory proof that the transfer of the Target Membership Interest to such third-party offeror would not be in contravention of the provisions of this Agreement.

(b)   <u>Exercise of Right by the Company</u>. The Company shall, for a period of thirty (30) days following receipt of the Transfer Notice, have the right to purchase all or any portion of the Target Membership Interest specified in the Transfer Notice for the purchase price contained therein (the "**Purchase Price**"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

(c)   <u>Exercise of Right by the Other Members</u>. If the Company does not elect to purchase the entire Target Membership Interest, then any Member may elect to purchase the portion of the Target Membership Interest that the Company does not purchase for the Purchase Price during the thirty (30) day period following the decision of the Company not to exercise the Company's First Refusal Right. If more than one Member chooses to exercise such First Refusal Right, such Members shall be entitled to purchase their Pro Rata Share of the Target Membership Interest. Such right shall be exercised by (i) delivering written notice to the transferor Member and the Company within thirty (30) days after the expiration of the Company's 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

(d)   Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, wire transfer, or such other method as is mutually agreeable to the parties. The Purchase Price for any purchase by the Company or one or more Members under the rights set forth in Sections 6.02(b) or 6.02(c), shall be paid in two (2) equal installments, the first such installment being due and payable at closing and the second such installments being due and payable on the first anniversary of the closing, unless otherwise agreed. The balance of the Purchase Price shall be represented by a promissory note of the purchaser of the Target Membership Interest, bearing interest from the date of closing at a rate equal to the rate announced from time to time by J.P. Morgan Chase or its successors, as its prime rate, adjusted on the first day of each calendar quarter after the date of closing and payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

(e)   Non-Exercise of Right. In the event the Company and/or the other Members do not purchase all of the Target Membership Interest, the transferor Member shall have a period of thirty (30) days thereafter in which to transfer the Target Membership Interest to the third-party offeror identified in the Transfer Notice upon terms and conditions specified therein; provided, however, that any such transfer must not be effected in contravention of the provisions of this Agreement. In the event the Member does not affect such transfer of the Target Membership Interest within the specified thirty (30) day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent transfer of the Target Membership Interest by the Member.

Section VI.3   Departure of a Member.

(a)   Exercise of Right by the Remaining Members. Upon the death or disability of a Member that is a natural person (a "**Departing Member**"), for a period of one hundred and eighty (180) days after the date of the occurrence causing the Member's departure, the Company shall have the right to purchase such Member's Membership Interest on the terms and conditions set forth in Section 6.03(c). Such right shall be exercised by (i) delivering written notice to the Departing Member, his or her estate and/or heirs within such 180 day period and (ii) consummating such transaction within ninety (90) days after the date of such written notice of exercise.

(b)   Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Membership Interest, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Substitute Member in accordance with Section 2.03(b).

(c)   Payment of Purchase Price. The purchase price of the Departing Member's Membership Interest will be equal to the fair market value of the Departing Member's Membership Interest in the Company. Should the parties be unable to mutually agree upon such fair value within thirty (30) days after the remaining Members have exercised their rights, the purchase price shall be determined by an independent appraiser mutually agreed upon by the parties. Should the parties be unable to agree upon an independent appraiser within ten (10) days after such 30-day period, each party shall select one independent appraiser and the appraisers so selected will choose a third independent appraiser that will determine the fair market value. Each party shall have ten (10) days following the expiration of such period to choose its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. The purchase price as so determined shall be paid on the terms set forth in Section 6.02(d).

Section VI.4   Drag-Along Rights. In the event any Member or group of Members having Units equal to or greater than sixty percent (60%) of all issued and outstanding Units proposes to Transfer all of his, her, its, or their Units to a proposed third party (collectively, the "**Transferring Members**"), then for a period of fifteen (15) days after the last day on which such rights could be exercised, the Transferring Member or Members shall have the right (hereby irrevocably granted by each Member) to compel each of the other Members to sell their Membership Interests to the proposed third party, simultaneously with the sale of the Transferring Member or Members' Units, on the same terms and conditions as accepted, subject to this Agreement, by the Transferring Member or Members, and the other Members shall be required to cooperate fully in effectuating such sale to the proposed third party on those terms and conditions.

Section VI.5   Tag-Along Rights. In the event that Transferring Members propose to sell, assign, or transfer to any person a Majority of the Units of the Company in one or more related transactions and the Transferring Members do not exercise their rights under Section 6.04 above (a "**Tag-Along Sale**"), the Company shall promptly give written notice (the "**Tag-Along Notice**") to all Members at least fifteen (15) days prior to the execution of such Transfer. The Tag-Along Notice shall describe in reasonable detail the Tag-Along Sale, including, without limitation, the number and type of securities to be transferred (the "**Tag-Along Units**"), the nature of such transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Each Member (a "**Participating Member**") may elect to exercise a right of co-sale to participate on a pro rata basis in any Tag-Along Sale on the same terms and conditions specified in the Tag-Along Notice by delivering to the Company written notice to that effect within ten (10) days after receipt of the Tag-Along Notice. Such Participating Member may include in the Tag-Along Sale all or any part of such Participating Member's Tag-Along Units equal to the product obtained by multiplying (i) the aggregate number of Tag-Along Units originally proposed to be sold in the Tag-Along Sale by (ii) a fraction, the numerator of which is the amount of Tag-Along Units owned by such Participating Member immediately before consummation of the Tag-Along Sale and the denominator of which is the total amount of Tag-Along Units owned, in the aggregate, immediately prior to the consummation of the Tag-Along Sale by such Participating Member plus the amount of Tag-Along Units held by the Transferring Members.

Section VI.6   Dissolution or Death of Spouse.

(a)   If, in connection with the dissolution of marriage or registered domestic partnership of a Member, any court issues a decree or order that Transfers, confirms, or awards a Membership Interest, or any portion of such interest, to that Member's Spouse (an "**Award**"), then, notwithstanding that such Transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former Spouse that Membership Interest, or portion, that was so transferred, and such former Spouse shall sell the Membership Interest or portion to that Member at the fair market value (determined as set forth in Section 6.03(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the court award (the "**Expiration Date**"), such Member shall provide notice to the Company, and the Company and then the other Members shall have the option to purchase from the former Spouse the Membership Interest or a portion thereof under Section 6.06(b); provided that the option period shall commence on the later of the day following the Expiration Date or the date of actual notice of Award.

(b)   Exercise of Option by Company or Members. On the receipt of notice from the Member as outlined above, the Company shall promptly cause a notice of the occurrence to be sent to all Members, and the Company shall, for a period of thirty (30) days following receipt of the notice, have the right to purchase all or any portion of the Membership Interest specified in the notice. If the Company does not elect to purchase the entire Membership Interest at issue, the other Members, pro rata in accordance with their pro rata percentage of Membership Interest, shall have the option, for a period of thirty (30) days thereafter, to purchase the portion of the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company.

(c)   Non-Exercise of Option by Members. If the Company and other Members do not exercise their rights to purchase all of the Membership Interest or portion as set forth in Section 6.06(b), the former Spouse shall become an Assignee. If, by reason of the death of a Spouse of a Member, any portion of a Membership Interest is transferred to a transferee other than the Member or a trust created for the benefit of the Member, then the Member shall have the right to purchase the Membership Interest or portion from the estate or other successor of his or her deceased Spouse or transferee of such deceased Spouse, and the estate, successor, or transferee shall sell the Membership Interest or portion thereof at the fair market value (determined as set forth in Section 6.03(c)). If the Member fails to consummate the purchase within one hundred and eighty (180) days after the date of death, the Company and then the other Members shall have the option to purchase from the estate, successor, or transferee of the deceased Spouse the Membership Interest as articulated in 6.06(b).

ARTICLE VII
Indemnification

Section VII.1   Indemnification.

(a)   For purposes of this Section 7.01, "**Covered Person**" means (i) each Member; (ii) each Manager, Officer, employee, agent, or representative of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member, and each of their respective Affiliates.

(b)   To the fullest extent permitted under the Act (after waiving all the Act restrictions on indemnification other than those which cannot be eliminated under the Act), as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i)   any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, by any Member or Manager, or any of their respective direct or indirect subsidiaries in connection with the business of the Company; or

(ii)   such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or representative of the Company, any Member or Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or representative of any Person including the Company; provided, that such Loss did not arise from (w) the Covered Person's conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (x) a transaction from which such Covered Person derived an improper personal benefit, (y) a circumstance under which the liability provisions for improper distributions under the Act are applicable, or (z) a breach of such Covered Person's duties or obligations under the Act (taking into account any restriction, expansion, or elimination of such duties and obligations provided for in this Agreement).

(c)   The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.01; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 7.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(d)   The provisions of this Article VII shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VIII
Accounting and Tax Matters

Section VIII.1   Inspection Rights. Subject to such reasonable standards as may be established by the Manager and permitted by Applicable Law, upon reasonable notice from a Member, the Company shall afford the Member and such Member's respective representatives access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member and its respective representatives to examine such documents and make copies thereof, in each case to the extent such information is for a purpose reasonably related to the Member's interest as a Member and at Member's sole expense.

Section VIII.2   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. Neither the Company, the Manager, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section VIII.3   Partnership Representative.

(a)   Appointment; Resignation. Amelia M. Pillow shall serve as the "partnership representative" (as defined in Section 6223(a) of the Internal Revenue Code of 1986, as amended (the "**Code**") by the Bipartisan Budget Act of 2015 ("**BBA**")) (the "**Partnership Representative**"). The Partnership Representative may resign at any time. If the person selected by the Manager ceases to be the Partnership Representative for any reason, the holders of a Majority of the Class A Units of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that it will not treat any Company item inconsistently on such Member's income tax return. The Manager and/or the Partnership Representative shall keep all Members advised of any dispute the Company may have with any federal, state, or local taxing authority and shall afford the Members the right to participate directly in negotiations with any such taxing authority in an effort to resolve any such dispute.

(c)   BBA Elections. The Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**") for any tax year beginning before January 1, 2019, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2019. For any year in which applicable law and regulations do not permit the Company to elect out of the BBA procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Manager will elect the alternative procedure under Section 6226 of the Code, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Income Tax Elections. Except as otherwise provided herein, the Manager shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Section 754 of the Code, in accordance with Section 2.02(g) hereof.

Section VIII.4   Tax Returns.

(a)   At the expense of the Company, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's income tax return.

ARTICLE IX
Dissolution and Liquidation

Section IX.1   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by Members holding more than seventy-five percent (75%) of the Units;

(b)   Passage of ninety (90) consecutive days during which the Company has no Members; provided that the Membership Interest of a natural person who is the sole Member may pass, by will or Applicable Law, to the Member's heirs, successors, or assigns; or

(c)   The entry of a decree of judicial dissolution under the Act.

Section IX.2   Winding Up and Liquidation.

(a)   Upon dissolution, the Company shall immediately commence to wind up its affairs in accordance with the Act and the provisions of this Article.

(b)   The Manager shall act as liquidator (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets (including the discretion to defer the liquidation of any asset if the immediate sale of the asset would be impractical or cause undue loss to the Members) and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

Section IX.3   Distribution of Assets. The Liquidator shall liquidate the assets of the Company and distribute the proceeds in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(a)	First, to the payment of the Company's known debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(b)	Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and

(c)	Third, to the Members in the same manner as cash is distributed under Section 5.01 hereof by the end of the Company's taxable year in which the liquidation occurs, or, if later, within ninety (90) days after the date of liquidation. This provision is intended to comply with Income Tax Regulation Section 1.704-1(b) which requires that liquidation Distributions be made in accordance with the Members' positive Capital Account balances by the end of the Company's taxable year in which the liquidation occurs, or, if later, within ninety (90) days after the date of liquidation. However, in the event that a Distribution under Section 5.01 and a liquidation Distribution in accordance with Income Tax Regulation Section 1.704-1(b) do not reach a similar result, the liquidation Distribution shall be distributed to the Members in the same manner as cash is distributed under Section 5.01 hereof.

Section IX.4	Required Filings. Upon the occurrence of an event described in Section 9.01 and upon completion of the distribution of assets as provided in Section 9.03, respectively, the Liquidator shall make all necessary filings required by the Act.

ARTICLE X
Definitions

Section X.1	Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01, and when not otherwise defined shall have the meanings set out in the Act:

(a)	"**Additional Member**" means a member other than an existing Member or a Substitute Member who has acquired Units of Membership Interest from the Company and who agrees to be bound by the terms and conditions of this Agreement.

(b)	"**Affiliates**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(c)	"**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(d)	"**Assignee**" means a transferee of Units of Membership Interest who has not been admitted as a Substitute Member.

(e)	"**Attorney**" has the meaning set forth in Section 11.17 below.

(f)	"**Code**" means the Internal Revenue Code of 1986, as amended.

(g) "**Distribution**" means transfer of Property to a Member on account of a Membership Interest.

(h) "**Economic Interest**" means the right to receive only a share of Distributions and tax allocations pursuant to this Agreement and the obligation to contribute a share of additional Capital Contributions pursuant to this Agreement, but not the right: (i) to vote on any matter as a Member; (ii) to participate in the management of the business and affairs of the Company; or (iii) to otherwise exercise or enjoy the powers or privileges of a Member under this Agreement, the Articles, or the Act.

(i) "**Economic Interest Holder**" means a Person who owns solely an Economic Interest in the Company.

(j) "**Electronic Transmission**" means (i) facsimile telecommunication, (ii) email, (iii) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company), or (iv) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the member or manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

(k) "**Equity Securities**" means (i) additional Units or other equity interests in the Company (including, without limitation, other classes, groups, or series thereof having such relative rights, powers, and/or obligations as may from time to time be established by the Manager (subject to the provisions of this Agreement), including rights, powers, and/or obligations different from, senior to or more favorable than existing classes, groups, and series of units and other equity interests in the Company), (ii) obligations, evidences of indebtedness, or other securities or interests convertible or exchangeable into units or other equity interests in the Company, and (iii) warrants, options, or other rights to purchase or otherwise acquire units or other equity interests in the Company.

(l) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(m) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(n) "**Interest Holder**" means any Person who is either a Member, Assignee, Substitute Member, or other Economic Interest Holder.

(o) "**Majority**" means <u>more than</u> fifty percent (50%).

(p) "**Manager**" has the meaning set forth in Section 3.01 hereof. Each Manager shall constitute a "manager" (as that term is defined in the Act) of the Company.

(q) "**Marital Relationship**" means a civil union, registered domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

(r) "**Member**" means any existing Member, as set forth on the Members Schedule and any Substitute Member or Additional Member.

(s) "**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive its distributive share of Company assets and items of Company income, gain, loss, and deduction, (ii) vote on, consent to, or otherwise participate in any Member decisions as provided in this Agreement and the Act, and (iii) receive any and all other benefits due to a Member under this Agreement and the Act. The Membership Interest of each Member will be stated as a percentage interest (and a corresponding number of Units) and shall be as set out in the Members Schedule.

(t) "**Net Profits**" and "**Net Losses**" mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code §703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code §703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code §705(a)(2)(B) or treated as §705(a)(2)(B) expenditures pursuant to Treasury Regulations Section §1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition, shall be subtracted from such taxable income or loss; and

(iii) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its value.

(u) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(v) "**Property**" means any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future.

(w) "**Pro Rata Share**" means the amount equal to (i) the number of Units of the Member as of the date of exercise of a First Refusal Right, divided by (ii) the aggregate number of Units held by all Members who elect to purchase the Target Membership Interest; multiplied by (iii) the number of Units to be transferred under the exercised First Refusal Right.

(x) "**Regulations**" means, except where the context indicates otherwise, the permanent, temporary, or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

(y) "**Sale Event**" means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger, or consolidation but excluding any sale of Units for capital raising purposes) other than a transaction or series of related transactions in which the holders of the Units of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of Units in the Company held by such holders prior to such transaction or series of related transactions, at least a Majority of the total voting power and economic interests represented by the outstanding capital stock, units, or other equity interests of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease, exclusive license, or other disposition is to a wholly-owned subsidiary of the Company.

(z)   "**Spouse**" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any person in a Marital Relationship with a Member.

(aa)   "**transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units of Membership Interests or any interest (including a beneficial interest or "transferable interest" as defined by the Act) therein. "**transfer**" when used as a noun, and "**transferred**" when used to refer to the past tense, shall have correlative meanings. "**transferor**" and "**transferee**" mean a Person who makes or receives a transfer, respectively.

(bb)   "**Unit**" has the meaning set forth in Section 2.02(e) above.

ARTICLE XI
Miscellaneous

Section XI.1   <u>Governing Law</u>. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Kentucky, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Kentucky or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the Commonwealth of Kentucky.

Section XI.2   <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby, shall be brought in the state and federal courts, in each case located in Jefferson County, Kentucky. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section XI.3   <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section XI.4   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.04):

If to the Company:	Shippingport Brewing Co., LLC 1221 West Main Street Louisville, Kentucky 40203
	E-mail: amelia@shippingportbrewing.com Attention: Amelia M. Pillow
If to the Manager:	To the corresponding address set forth on <u>Exhibit A</u>

If to a Member, to such Member's respective mailing address, facsimile number or email address, as applicable, as set forth on the Members Schedule.

Section XI.5 <u>Remedies</u>. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section XI.6 <u>Severability</u>. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section XI.7 <u>Successors and Assigns</u>. Subject to the restrictions on transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section XI.8 <u>Amendment</u>. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Manager, or the percentage of Units as may be required by Section 3.07 hereof. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be amended by the Manager or its designee, without the consent of the other Members, following any new issuance, redemption, repurchase, or transfer of Units in accordance with this Agreement.

Section XI.9 <u>Accounting Methods</u>. The Company books and records shall be prepared and maintained in accordance with such method of accounting as determined to be appropriate by the Manager, consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement.

Section XI.10 <u>Confidentiality</u>. Each Member and Manager acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, intellectual property, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (collectively, "**Confidential Information**"). In addition, each Member and Manager acknowledges that (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member or Manager is subject, no Member or Manager shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member or Manager is or becomes aware. Each Member and Manager in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(a)   Nothing contained in Section 11.10 shall prevent any Member or Manager from disclosing Confidential Information (i) to the extent compelled by legal or regulatory process or required or requested pursuant to subpoena, interrogatories, or other discovery requests, (ii) to the extent necessary in connection with the exercise of any remedy hereunder, (iii) to any other Member, Manager, or the Company, (iv) to such Member's or Manager's representatives who, in the reasonable judgment of such Member or Manager, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.10 as if a Member or Manager, or (v) to any potential transferee in connection with a proposed transfer of Units from such Member, if such potential transferee agrees in writing to be bound by the provisions of this Section 11.10 (or a substantially similar confidentiality agreement) as if a Member or Manager before receiving such Confidential Information; provided that, in the case of any such disclosure, such Member or Manager shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(b)   The restrictions of Section 11.10 (i) shall not apply to Confidential Information that (x) is or becomes generally available to the public other than as a result of a disclosure by a Member or Manager in violation of this Agreement, (y) is or has been independently developed or conceived by such Member or Manager without use of Confidential Information, or (z) becomes available to such Member or Manager on a non-confidential basis from a source other than the Company, or the other Members or Manager; provided, that such source is not known by the receiving Member or Manager to be bound by a confidentiality agreement regarding the Company. The obligations of each Member and Manager under this Section 11.10 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company, (ii) the dissociation of such Member, or removal of such Manager.

Section XI.11 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section XI.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section XI.13 Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section XI.14 No Third-Party Beneficiaries. Except as provided in Article VII, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section XI.15 Cooperative Representation. By executing this Agreement, each Member hereby represents and warrants that such Member shall promptly provide all information, execute all documents, and do all other things reasonably requested (without, however, assuming or undertaking any monetary liability) by the Manager in connection with the Company's application for, or obtaining or maintenance of, any liquor, beverage, or other license or permit sought by the Company. Where any refusal to comply with the foregoing representation lasts for twenty (20) calendar days after receipt of a written request by the Manager. The Manager may, in its sole discretion, elect to treat the breaching Member as a Departing Member and may elect to repurchase such breaching Member's Units in accordance with Section 6.03 above. Any failure by the Company or the Manager to request any information, documents, certificates, or any other things from any Member at any time or from time to time shall not constitute a waiver of the right to do so at any other time.

Section XI.16 No Exclusive Duty. Unless otherwise restricted pursuant to an agreement between a Member and the Company, any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company; provided, however, that the Members hereby agree not to invest in any business or Person, if such investment would cause a violation under the federal and state laws commonly known as "tied house" laws, which prohibit having ownership and/or financial interest at multiple tiers of the alcoholic beverage industry. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any other business venture, unless such opportunity is presented to such Member in the Member's capacity as a Member of the Company. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member. For the avoidance of doubt, the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement.

Section XI.17 <u>Disclosure and Waiver of Conflicts</u>. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (i) the attorney that prepared this Agreement ("**Attorney**") acted as legal counsel to the Company; (ii) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (x) desire the Attorney to represent the Company; (y) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (z) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest whatsoever.

ARTICLE XII
Investment Representations and Warranties

Section 12.01 <u>Investment Representations and Warranties/Indemnification</u>. Each Interest Holder hereby represents, warrants, and covenants to the Company as follows:

(a) The Interest Holder is acquiring Units solely for such Interest Holder's own account, for investment purposes, and not with a view to resale or distribution;

(b) The Interest Holder recognizes that investments of the type contemplated by the Company involve certain risks, and the Interest Holder has taken full cognizance of and understands such;

(c) The Interest Holder has been provided with all information and documents relating to the Company and its proposed business and operations as necessary for Interest Holder to make an informed investment decision; the Interest Holder has been afforded an opportunity to request any and all relevant information concerning such matters, and has been provided with all information the Interest Holder has requested and with copies of all documents that have been requested; and the Interest Holder has read, thoroughly reviewed, and understands all such documents and information;

(d) In connection with the purchase of Membership Interest/Units:

(i) the Interest Holder has been fully informed of the circumstances under which the Interest Holder is required to take and hold a Units pursuant to the requirements of the Securities Act and other applicable securities laws, including state and Blue Sky laws;

(ii) the Interest Holder has been informed by the Company that a Unit is not registered under the Securities Acts and may not be transferred, assigned, or otherwise disposed of unless subsequently registered under the Securities Acts or an exemption from such registration is available;

(iii) the Interest Holder understands that the Company is under no obligation to register the Interest Holder's Units under the Securities Act or state securities laws or to comply with any applicable exemption or exemptions to the Securities Act or state securities laws with respect to such Interest Holder's Units; and

(iv) the Interest Holder has been informed and acknowledges the stop transfer instructions will be noted on the records of the Company and any certificate or other document evidencing ownership of the Units will bear a legend restricting the transfer thereof.

(e)   The Interest Holder understands that this Agreement contains restrictions on the transfer, assignment, and disposition of the Interest Holder's Units, and that, in addition to such restrictions, the Interest Holder covenants and agrees that such Interest Holder's Units shall not be sold, assigned, transferred, or otherwise disposed of unless: (i) such sale, assignment, transfer, or disposition is exempt from registration under the Securities Acts and, if the Company so requests, an opinion satisfactory to the Company to such effect has been rendered by counsel satisfactory to the Company; or (ii) a registration statement covering such Interest Holder's Units is effective under the Securities Act.

(f)   In connection with the sale or transfer of interests within any non-individual Interest Holder, no Person has been admitted to such partnership, trust, corporation, or other entity whose participation or investment therein, or whose indirect participation or investment in the Company, constitutes, or would constitute, a violation on the part of the Company of the Securities Act or other applicable securities laws; nor does the manner in which any such sale or transfer of interests within any non-individual Interest Holder has been conducted constitute a violation on the part of the Company of the Securities Act or other applicable securities laws.

(g)   The Interest Holder has such knowledge and experience in financial and business matters, particularly as contemplated to be undertaken by the Company, so as to be capable of evaluating the merits and risks of the acquisition of Units. In addition, the Interest Holder can afford the loss of the Interest Holder's entire investment in the Company.

(h)   All transactions contemplated by this Agreement to be performed by each Interest Holder, if an entity, have been duly authorized by all necessary action of its partners, trustees, board of managers, or other governing body and by the owners of all the equity interests in such Interest Holder; the consummation of this Agreement will not result in a breach or violation of, or default under, the partnership agreement, trust agreement, articles of organization, operating agreement, or other governing document of such Interest Holder or any agreement by which the Interest Holder is bound or any statute, regulation, order, or other law to which the Interest Holder is subject; and this Agreement is a binding and enforceable agreement on the part of the Interest Holder.

Section 12.02   <u>Indemnification</u>. Each Interest Holder shall and does hereby agree to indemnify and save harmless the Company and each other Interest Holder from any damages, claims, expenses, losses, or actions resulting from a breach by such Interest Holder of any of the warranties and representations contained in this Article XII or the untruth of any of the warranties and representations contained in this Article XII.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the effective date first written above.

The Company:

Shippingport Brewing Co., LLC

By: Amelia M. Pillow
Name: Amelia M. Pillow
Title: Manager

The Members:

By: Amelia M. Pillow
Amelia M. Pillow